SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY                                STATE OF INCORPORATION

Fields Aircraft Spares Incorporated           California
Fields Aero Management, Inc.                  California
Flightways Manufacturing, Inc.                California
Skylock Industries                            California


Each of the subsidiaries listed above is wholly owned subsidiary of the Company, except that the Company owns over 99% of Flightways Manufacturing, Inc.